FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Legion Works, Inc.

Commission File No. 024-11169

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc.

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

84-3854992

Employer Identification Number

In this report, the term “Legion Works,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. Operating results for the six months ended June 30, 2024 include a non-recurring asset sale transaction and therefore are not indicative of the net income results that can be expected for the next six months period ending December 31, 2024.

Overview

Legion Works, Inc. was incorporated on November 20, 2019, as a Delaware corporation. The Company is building up a series of software, e-commerce and marketplace tools to help companies market and grow their businesses. The Company operates as a software development and acquisition company that develops software platforms and sources SaaS, e-commerce and online marketplace businesses in markets the Company believes are ripe for a tech-enabled venture to scale. The Company has been centralizing operations and adding sales, marketing and product initiatives at our subsidiaries.

The following discussion relates to Legion Works’ financial condition and results of operations and includes unaudited financial data for the two six months periods ended June 30, 2024 and June 30, 2023, and should be read in conjunction with our financial statements and the related notes included in this semiannual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

During the six month period ended June 30, 2024, management focused on day to day operations of Legion and each of its subsidiaries,  working to stabilize the revenue and sales levels of its subsidiaries in a challenging market, negotiating and executing the sale of certain assets of its Growth Collective subsidiary, conducting R&D on existing and exploring new products, and managing its reporting responsibilities under Regulation A+ and generally accepted accounting principles.  Given Legion’s challenges in raising additional capital in late 2023 and early 2024, the Company took proactive measures to streamline its efforts and focus on fewer products.  As part of this, management re-structured certain team members within its subsidiaries, and therefore the work applicable to a new subsidiary, Expedition, and new product, Mighty, slowed considerably.

In June 2024, the Company sold certain assets of its subsidiary Growth Collective.  As part of this sale, we retained the technology platform behind Growth Collective.  Per the terms of the transaction, the corporate name of the subsidiary was changed from Growth Collective Solutions, Inc. to Expedition Community Inc. Management anticipates using the proceeds from the partial sale of assets of Growth Collective to support the research and development of new products or services, as mentioned in the paragraph above. For details regarding this sale, see below “Liquidity and Capital Resources.”

Company’s management will continue to focus its resources on its subsidiaries and products it deems to have the best chance of achieving profitable growth and a return on its capital investment.  Additionally, the Company continues its research and development efforts to determine where to allocate its development and sales/marketing time and resources across established products, beta products, and wholly new products.

Management and the Board of Directors decided in the first half of 2024 to close its subsidiary Convert More Solutions, Inc.  Management and the Board of Directors determined that completing the technology (OnboardFlow) within this subsidiary and bringing it to market at scale would require significant additional resources that would be better spent on other products and subsidiaries.

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Operating Results

During the six months ended June 30, 2024 (“Interim 2024”), as a result of the sale of certain assets at a gain of $1,580,796, the Company had a net income of $633,797 compared to a net loss of $1,452,153 for the six months ended June 30, 2023 (“Interim 2023”). As discussed below in “Sources of Revenue,” the Company has seen a 31% decrease in revenue in Interim 2024 compared to Interim 2023, however, that decrease has been offset by decreased expenses related to hiring and retaining employees. An important aspect of our business, and its ability to generate revenue, has been impacted by the changes made by Google, Apple and Facebook beginning in 2022 with respect to tracking internet activity and privacy. See also “Key Trends,” below.

Results of Operations for the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

Revenues

The Company’s revenue for Interim 2024 was $822,718 compared to $1,196,533 for Interim 2023. The Company’s revenue on a consolidated basis for Interim 2024 came from the operations of Hello Bar, LLC (“Hello Bar”), Growth Collective Solutions, Inc. (“Growth Collective”) and Dealify, Inc. (“Dealify”). We provide additional information regarding the Company’s performance during Interim 2024 below in “Sources of Revenue.”

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for its software products are renewed on average over a seven to twelve month period. The Company also recognizes revenue from the sale, leasing or licensing of software, which is accounted for as a long term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied.

Sources of Revenue

The Company generates revenues by allowing its customers to use multiple interactive software platforms or online websites, including Hello Bar, Subscribers, Dealify and Growth Collective. Net decrease in revenue of $373,815 was comprised of Hello Bar (decrease by $94,909), Growth Collective (decrease by $164,435) and Dealify (decrease by $114,471). Convert More has not yet generated revenue.

The Company’s revenue has been impacted by macro-economic trends during the six months ended June 30, 2024. Overall, with uncertainties about the economy and a possible recession, we continued to see reduced marketing spending from our customers.  Given that our tools are primarily for marketers, this has meant lower conversion rates and a decline in revenue within each of our subsidiaries.

Many of the Company’s customers are start-ups or are agencies who serve start-ups. Our customers were impacted by a lag in venture capital investing in the six months ended June 30, 2024, which meant that many of these customers were unable to raise additional capital, and also suffered from revenue headwinds. This resulted in slower acquisition rates of new customers, reductions in revenue per customer, and higher rates of attrition.

Simultaneously, a number of well-funded competitors aggressively targeted the Company’s subsidiaries, pursuing subsidiary keywords, driving up the cost of paid acquisition, and offering competitive features or services. Finally, many advertising partners started sending lower quality traffic, resulting in lower conversion rates (the percentage of website visitors who purchase a product).

When combined, these dynamics and our inability to raise additional capital resulted in a reduction of overall sales and marketing budgets.

Interim 2024 also saw a reduction in organic traffic to our subsidiaries Hello Bar, Subscribers and Dealify. This was likely due to multiple factors, such as a general decline in the number of people using search engines to search (versus AI tools such as ChatGPT), efforts by our competitors to target our keywords, and Google algorithm changes that affected our organic traffic and referring domains and websites.

Despite these challenges, management tested various paid and organic marketing channels, and management maintained its focus on search engine optimization, efficient paid social and search ads, email marketing, business partnerships with other platforms, and outbound sales.  Management is heavily involved in the planning and execution of these efforts.

Finally, management spent a significant portion of its time on non-revenue generating activities in the first half of 2024 given its many general corporate and compliance responsibilities under Regulation A+.

In sum, given market and macroeconomic challenges, financial impacts to customers, limited funds raised, and aggressive competitor activity, the Company did not achieve the revenue levels planned by management. Unlike some competitors in the industry and market, management is disciplined in the Company’s spending.  Consequently, we believe we have the capital to continue to execute our business plan.

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Hello Bar continues to be marginally profitable although those profit levels have been reduced. Dealify remains in “startup” phase, and the subsidiary has been challenged by changes in Facebook’s advertising, resulting in lower quality traffic and higher rates of fraudulent traffic. The Growth Collective subsidiary sold a portion of its assets to a competitor. The remaining subsidiary and assets, now known as Expedition Community Inc, are currently in a research and development or “startup” phase for new products. Management expects to see further losses for the foreseeable future while we look to stabilize our current products, consider building and go-to-market of new markets, and establish our niche markets.

Operating Expenses

Operating expenses for Interim 2024 were $1,338,347 compared to $1,976,226 for Interim 2023 reflecting the Company’s efforts to cut costs.

G&A Expenses

Our largest decrease in operating expenses in percentage terms occurred in General and administrative expenses which decreased to $28,405 for Interim 2024 compared to $266,878 during Interim 2023. Most of this decreased expense was due to reduced spending on R&D for Growth Collective.

Salaries and Wages

The Company’s largest expense was salaries and wages, incurring $623,029 in Interim 2024. Despite challenges in the tech market, high inflation, and the increasing cost of living, the salaries required to attract and retain talented individuals in the tech industry remain relatively high. Management and key employees did not receive salary increases in 2024, and the Company lowered its overall salaries and wages in the first half of 2024.

Amortization

During Interim 2024, we recognized $329,420 as an incurred expense through amortization of our acquisitions compared to $473,884 for Interim 2023.

Liquidity and Capital Resources

As at June 30, 2024, the Company had net cash and cash equivalents of $3,073,249 compared to $2,841,934 as at December 31, 2023. To date, the Company’s largest source of funding has been the proceeds from its offering under Regulation A of units, each unit comprising one share of Voting Common Stock and one-half warrant to purchase one-half share of Voting Common Stock. During Interim 2024, the Company sold approximately 4,495 Units for gross proceeds of approximately $11,225. The Company ended the Regulation A offering during Interim 2024, and is not currently engaged in fundraising.

The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, Convert More, Dealify and Growth Collective. As of December 31st, 2022 all financial obligations for each of these acquisitions have been fulfilled, including the two payments of $200,000 remaining under the Hello Bar purchase agreement, which were paid on July 6, 2022, and October 25, 2022. We also paid the last $50,000 payment due under our purchase agreement for Dealify on August 9, 2022. For details regarding our acquisitions see Note 4 to the unaudited financial statements. As of June 30, 2024, Legion owns 100% of Hello Bar, 90% of Expedition, formerly known as Growth Collective, 94% of Dealify and 90% of Convert More.

Net proceeds from the Regulation A capital offering were also used to fund operational efforts at Legion and its subsidiaries in the first half of 2024. These proceeds were used to invest in resources and strategies to attempt to grow the Company’s subsidiaries, fund the work required to centralize administrative tasks, to research and develop new products, and to support its legal, compliance and regulatory obligations in connection with Regulation A. During Interim 2024, the Company incurred $102,006 on Legal & Professional expenses and another $34,679 on offering expenses.

                Proceeds from the Sale of Growth Collective Assets

On June 18, 2024, the Company sold certain assets of Growth Collective to Toptal, LLC (“Toptal”), for an aggregate sales price of $2,250,000, with $900,000 paid upon closing. The remaining $1,350,000 will be paid in four installments of $337,500 every six months over a twenty-four month period without interest. The assets sold were composed of domain names; the related website; accounts; lists, including a list of current engagements; leads; contracts; content (i.e., videos, images, audio files); software and source code for the website and related accounts; intangible assets needed to operate the website; operating documents and data needed to operate the business; and related intellectual property. Additionally, the Company entered into a Transition Services Agreement with Toptal under which the Company shall provide services for no additional consideration except for expenses related to hourly wages paid to independent contractors up to a maximum of $25,000 during the first ninety days, and up to a maximum of $15,000 after ninety days. Copies of the Asset Purchase Agreement and Transition Services Agreement are filed as Exhibit 6.3 and Amendment No. 1 to the Asset Purchase Agreement is filed as Exhibit 6.4 to this Semiannual report on Form 1-SA.

Management intends to use the proceeds from the sale of Growth Collective assets to research and potentially develop new products and/or services that it believes the Company may be able to bring to market with its available resources.

4

The Company does not generate sufficient revenue to cover all of its operating expenses at this time. Hello Bar generates sufficient revenue for its own operating expenses, and also contributes to some of the salaries of Legion Works employees. The company has no plans at this time to pursue any acquisitions of products or companies in the current environment, and instead will focus on growth of its current products that are in the market as well as continuing research and development to determine the viability of going to market with a new product/new products.  This research and development is focused on Mighty, Expedition and other possible market opportunities.

The Company believes it has the necessary capital to fund operations for the next twelve months. However, as discussed above, we have observed downward pressure on our revenue due to many of our customers experiencing lower revenues and funding levels, decreased internet traffic, lower return on investment from our paid marketing efforts, less spend on sales and marketing, increased competition, a smaller team and the continued challenge of management being able to balance its time and energy between growth activities and its corporate and compliance responsibilities.  Any change in these factors or the overall economy could have a material impact on our business plan, results of operations and financial condition.

The Company does not currently have a revolving credit line or other funding facility to fund one hundred percent (100%) of its operations. If the Company is not able to raise capital through fundraising in the future, including potential private offerings or debt, we may not be able to implement all phases of our business plan,. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Key Trends

The Company sees continued interest in marketing and sales software products and services in the market.  Management believes this interest will continue as companies look to find new ways to grow and sell their products and services online.  The economy during Interim 2024 impacted the Company in a number of ways. Overall, broad concerns about the economy resulted in our customers being more hesitant to renew their business with our subsidiaries.  Further, attracting new customers became more difficult and expensive given increased competition and lower conversion rates given that potential customers have less cash and have found it more difficult to raise capital.  Continued changes across marketing platforms such as Google and Meta have increased the costs of acquiring new customers.  Moreover, we have found that hiring employees, especially those having strong leadership skills and experience, has been difficult.  While we have not provided salary increases to management or key employees, management recognizes that these employees face cost pressures from continued high inflation and personal and family obligations that may require them to seek out opportunities that pay higher salaries.  We are also seeing increased costs related to health care and other benefits that we provide our employees as part of our effort to hire and retain them. At the same time, we are seeing downward pressure on revenue because our customers are being more cautious with their spending on software and marketing, such that overall conversion rates and the number of new customers are declining.

Finally, we are seeing the impact of AI (Artificial Intelligence) in our various markets.  Management continues to consider if and how it can affordably add AI into existing products and/or develop new products.

While the Company faced significant market challenges in Interim 2024, it also believes its overall business plan and managerial discipline position it well to navigate these challenges. The Company believes that its leadership team has experience navigating market uncertainties, since they have built companies in both markets fueled by tailwinds and challenged by headwinds.

The Company believes that the challenges of the Interim 2024 continue to exist for the remainder of the year. The Company remains committed to its mission and continues to balance resources spent on stabilizing and growing existing products while considering the development and/or go-to-market of new products and/or services that it believes will strengthen its position in the market.

Item 2. Other Information

None.

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Item 3. FINANCIAL STATEMENTS (UNAUDITED)

LEGION WORKS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 (A Delaware Corporation)

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

ASSETS	2024	2023
Current Assets:
Cash and cash equivalents	$3,073,249	$2,841,934
Accounts receivable, net	$41,686	$32,813
Prepaid expenses	$21,766	$4,643
Notes Receivable (current portion)	$395,096	$-
Other current assets	$1,456	$-
Total Current Assets	$3,533,253	$2,879,390

Non Current Assets:
Intangible assets	$3,577,691	$4,520,451
(Less accumulated amortization)	$(2,421,563)	$(2,801,596)
Notes Receivable	$537,404	$-
Total Non Current Assets	$1,693,532	$1,718,855

Other Assets:
Property plant and equipment	$20,178	$20,178
(Less accumulated depreciation)	$(13,375)	$(12,014)
Total Other Assets	$6,803	$8,164

TOTAL ASSETS	$5,233,588	$4,606,408

LIABILITIES AND OWNER'S EQUITY
Current Liabilities:
Accounts payable	$86,312	$60,617
Accrued payroll	$26,655	$17,986
Deferred Revenue	$69,382	$42,481
Other Current Liabilities	$36,884	$60,926
Total Current Liabilities	$219,233	$182,010

TOTAL LIABILITIES	$219,233	$182,010

Stockholders' Equity:
Super Voting Common Stock, $0.0001 Par Value; 20,000,000 Shares Authorized; 9,350,000, Issued and outstanding as of June 30, 2024 and December 2023.	$935	$935
Voting Common Stock, $0.0001 Par Value; 80,000,000 Units Authorized; 4,705,935 and 4,701,440 Issued and Outstanding, as of June 30, 2024 and December 2023, respectively.	$470	$470
Additional paid-in capital, net of capital raise expenses	$10,685,268	$10,708,721
Non controlling interest	$(191,481)	$(156,752)
Retained earnings	$(5,480,837)	$(6,128,977)
TOTAL STOCKHOLDERS EQUITY	$5,014,355	$4,424,397

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$5,233,588	$4,606,408

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

	2024	2023

REVENUE
Revenue	$822,718	$1,196,533
TOTAL REVENUE	822,718	1,196,533
Cost of Revenue	$175,250	$286,206
TOTAL COST OF REVENUES	175,250	286,206

GROSS PROFIT	$647,468	$910,327

OPERATING EXPENSES
Advertising and marketing	$150,489	$194,513
Bank charges and fees	$6,250	$1,230
Contractors	$193,150	$233,816
Dues and subscriptions	$150,090	$165,493
General and administrative	$28,405	$266,878
Insurance	$18,471	$22,365
Office supplies and software	$12,956	$19,230
Payroll fees and taxes	$43,386	$62,162
Professional and legal	$102,006	$79,147
Rent	$1,087	$1,941
Salaries and wages	$623,029	$908,732
Transportation	$9,028	$20,720
TOTAL EXPENSES	$1,338,347	$1,976,226

OTHER (INCOME) & EXPENSES
Interest	$(92)	$(23,901)
Dividend	$(51,110)
Foreign currency translation (gain) loss	$12,309	$3,495
Depreciation	$1,361	$1,361
Amortization	$329,420	$473,884
Other income	$(1,457)	$-
Other expense	$418
Minority interest in earnings of subsidiaries	$(34,729)	$(68,584)
TOTAL OTHER (INCOME) & EXPENSES	$256,119	$386,255

Loss before Non-recurring sale of certain assets	$(946,999)	$(1,452,153)

Income from the sale of certain assets (Non-Recurring)	$(1,580,796)	$-

NET INCOME	$633,797	$(1,452,153)

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2024 AND 2023

	Common Stock
	Number of shares	Super Voting	Number of shares	Voting	Additional paid-in capital	Retained Earnings	Non Controlling Interest	Total

BALANCE, DECEMBER 31, 2022	9,350,000	$935	4,364,646	$436	$10,712,402	$(3,797,184)	$(77,869)	$6,838,720

Issuance of shares			336,794	$34	$122,002			$122,036

Net loss from operations						(2,334,006)	(70,965)	(2,404,971)

Cost of raising capital					$(125,683)			(125,683)

BALANCE, JUNE 30, 2023	9,350,000	$935	4,372,376	$437	$10,643,884	$(5,249,338)	$(146,453)	$5,249,464

BALANCE, DECEMBER 31, 2023	9,350,000	$935	4,701,440	$470	$10,708,721	$(6,136,894)	$(148,834)	$4,430,102

Issuance of shares			4,495	$0	$11,225			$11,226

Net loss from operations						633,797	(34,729)	599,068

Cost of raising capital					(34,679)			(34,679)

BALANCE, JUNE 30, 2024	9,350,000	$935	4,705,935	$470	$10,685,268	$(5,503,097)	$(183,563)	$5,005,717

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2024 AND 2023

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(946,999)	$(1,452,154)
Depreciation	$1,361	$1,361
Amortization	$329,420	$473,884
Minority interest in subsidiary earnings	$(34,729)	$(68,584)
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities	$145,862	$(101,766)
Net cash provided by (utilized in) operating activities	$(505,085)	$(1,147,259)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary
Cash from sale of certain assets	$900,000
Notes Receivable	$(932,500)
Intangible assets	$792,354
Net cash provided by (used in) investing activities	$759,854	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$0	$1
Additional paid-in capital, net of capital raise expenses	$(23,454)	$(68,518)
Proceeds from related party payable
Net cash provided by (used in) financing activities	$(23,453)	$(68,517)

Net (decrease)/increase in cash and cash equivalents	$231,316	$(1,215,777)

Cash and cash equivalents, beginning of period	$2,841,934	$4,673,907

Cash and cash equivalents, end of period	$3,073,249	$3,458,130

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

NOTE 1 - SUMMARY OF ORGANIZATION

ORGANIZATION

The accompanying Consolidated Financial Statements and footnotes of Legion Works, Inc. and Subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company was incorporated on November 20, 2019 as a Delaware Corporation. The Company’s corporate year-end is December 31.

The Company is organized as an information technology software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of building and buying online software products, centralizing administrative functions and aiming to grow these products through a combination of product development, sales and marketing. The Company believes its management team has the skills and experiences to identify, source and monetize online products. The Company aims to find and develop business opportunities primarily in online software, including, but not limited to marketing and sales software tools as well as e-commerce and online marketplaces. The Company has been and will continue to seek opportunities in the United States and internationally.

Since November 20, 2019 (inception), the Company has relied upon its shareholders equity and sales of certain assets (see Note 12) to fund cash flow to pay for operating expenses and other obligations. For the period from inception to June 30, 2024, the Company has generated losses aggregating $5,480,837. These matters do raise concern about the Company’s ability to continue as a going concern (see Note 11). There can be no assurance that the Company will successfully be able to continue raising capital and to generate profitable operations to sustain operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of June 30, 2024, and December 31, 2023, the Company had $3,073,249 and $2,841,934 of cash on hand, respectively.

PROPERTY AND EQUIPMENT

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Operations and is provided over the estimated useful life of the assets as follow:

Computer Equipment	- 5 years straight line
Servers	- 10 years straight line
Software	- 3 years straight line

RECEIVABLES AND CREDIT POLICY

Based upon monthly contracts, (see discussion below), the Company sells subscriptions to use the various software app platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced any write-downs in its accounts receivable balances.

INTANGIBLE ASSETS

The Company develops, maintains and evolves websites and web applications (software) to support its revenue efforts in the market. In 2023, the company developed a Freelance Marketplace Web Application, which it used to generate revenue for one of its subsidiaries. This web application is a marketplace web application that connects companies with freelance talent and includes a database, proprietary matching algorithms, billing and payment processing and features that enable clients and freelancers to connect via chat and virtual phone calls. Other of the Company's software offerings include a web application for website owners to help convert website visitors into customers and leads, a web application to enable website owners to send web push notifications, and an e-commerce marketplace to help software developers earn initial customers through lifetime deals. The Company has also been in the early stages of developing an online marketplace for athletes to earn money in an NIL compliant manner and an online community for growth marketing leaders.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

Costs incurred in connection with the development of software products are accounted for in accordance with ASC 985-20, Costs of Software to Be Sold, Leased or Marketed. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs are capitalized after a product is determined to be technologically feasible and in the process of being developed for market. Capitalization of costs ceases after the general release of the software. Amortization of capitalized software development costs begins upon the release of the software. Capitalized software development costs will be amortized over the estimated life of the related product using the straight-line method.

The Company accounts for costs incurred to develop software for internal use in accordance with ASC 350-40, Internal-Use Software. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Revenue from proprietary perpetual (one-time charge) license software is recognized at a point in time at the inception of the arrangement when control transfers to the client, if the software license is distinct from the post-contract support offered by the Company.

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortizes the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying values of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

DEFERRED SYNDICATION EXPENSE

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company wrote off deferred syndication expenses, including professional fees, marketing, broker dealer and other related expenses in the amount of $34,679 and $125,683 in June 2024 and December 2023, respectively

FAIR VALUE MEASUREMENTS

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management evaluated this guidance and there is material impact on the consolidated financial statements.

13

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

REVENUE RECOGNITION

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon the management’s analysis of the subscriber contracts, historically, the contracts are renewed on average over from a seven to twelve months period. For the period ending June 30, 2024 and 2023 the Company generated revenues of $822,718 and $1,196,533 respectively.

SOFTWARE REVENUE RECOGNITION

Hello Bar generates its revenue from different subscription plans offered to its users. Revenue is recognized ratably over the subscription period as the performance obligations are satisfied by the Company.

Dealify Inc generates revenue through its platform where third-party entities offer products for entrepreneurs. Revenue is recognized when the product is sold, and payment is received.

Growth Collective generates its revenue by connecting businesses with freelance marketing experts and charging platform fees for each other facilitated through the platform in exchange for its use. Revenue is recognized as service is performed. The Freelance Marketplace Web Application generates revenue on a transaction basis when a freelancer and company work together after being connected through the web application. Revenue is recognized at the point in time when the work is completed by the freelancer.

REVENUE RECOGNITION – MONETIZATION OF PLATFORM APPLICATION

The multiple applications (“Apps”) purchased provide the Company’s subscribers with online marketing and analytics software. These Apps generate recurring subscription revenue on a monthly or annual basis. Deferred revenue arises due to the timing differences between funds received upon the signing of the Order Form and revenue earned over the one-year period.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the company for the period from inception through June 30, 2024, as the company had no taxable income.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the consolidated financial statements.

The Company’s income tax returns from 2019 to 2022 are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2024, there is no ongoing examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the consolidated statements of operations.

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to U.S. dollars at year-end exchange rates. Translation adjustments are recorded in the balance sheets. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. These transaction gains and losses are included in net income (loss) for the period in which exchange rates change.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued Accounting Standards Update (ASU) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 changes the accounting for contract assets and liabilities acquired in a business combination by requiring an acquiring entity to measure contract assets and liabilities in accordance with FASB Accounting Standards Codification (FASB ASC) 606, Revenue from Contracts with Customers. Under current GAAP, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers and other similar contracts that are accounted for in accordance with FASB ASC 606, at fair value on the acquisition date. Initial fair value measurement for acquired revenue contracts in a business combination can be complex and require significant judgment. Moreover, diversity exists in current practice for determining the fair value of contract liabilities for certain revenue arrangements and stakeholders have raised questions about how to apply FASB ASC 805, Business Combinations, to contracts with a customer acquired in a business combination. To address those issues, ASU 2021-08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB ASC 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with FASB ASC 606 as if it had originated the contracts. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Management is currently evaluating the impact of adopting this new guidance on the Company’s consolidated financial statements.

15

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company has no lease that is over 12 months term as of June 30, 2024. Management does not expect to have material impact on the consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 – PURCHASE OF SUBSIDIARY COMPANIES

ACQUISITIONS

Based upon a Membership Interest Purchase Agreement dated December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest-bearing Promissory Note in the amount of $1,800,000. The imputed interest on the Promissory Note is $42,805 which reduced the cost of Contracts in process in the amount of $42,805. The purchase price was based upon what the company believed to be market average multiples at the time as well as an Enterprise Valuation prepared by StoneBridge Advisory, Inc. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Hello-Bar LLC. Hello- Bar, LLC has a valued brand, recognized for its multiple software product platforms and interactive websites, which are utilized by many subscribers. The CEO of the Company was also the CEO of Hello- Bar, LLC, commencing in January 2019.

Based upon a Shareholder Agreement dated March 26, 2021, the Company purchased ninety percent (90%) of the outstanding common stock of Convert More, Inc. for a cash purchase price of $67,500. The purchase price was based upon management’s determination of fair market values of the acquired assets. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Convert More, Inc. Convert More, Inc. was acquired mainly due to its code base which the seller spent one year developing.

Based upon a Shareholder Agreement dated November 5, 2021, the Company purchased ninety four percent (94%) of the outstanding common shares of Dealify, Inc. for a purchase price of $467,280; comprised of cash at closing of $300,000, a non-interest-bearing Promissory Note in the amount of $150,000 and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The imputed interest on the Promissory Note is $215 for the year ended December 31, 2021. The purchase price was based upon the agreements value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Dealify, Inc.

16

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

Based upon a Stock Purchase Agreement dated November 16, 2021, the Company purchased ninety percent (90%) of the outstanding common shares of Growth Collective Solutions, Inc. for an original cash purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by Growth Collective, then subsequently decreased by a total of $176,920 for the company’s transaction expense and indebtedness. These adjustments resulted in a net purchase price of $1,168,185 as outlined in the purchase agreement. The acquisition price was also increased by capitalized legal and accounting fees of $8,361 and $1,250, respectively. The purchase price was based upon the agreement’s value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Growth Collective, Inc.

Based upon the Stock Purchase Agreement dated September 22, 2022, the Company purchased one hundred percent (100%) of the outstanding common shares of Legion Works GmbH.

HELLO BAR, LLC

As of December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest bearing Promissory Note in the amount of $1,800,000. The Company has also agreed to provide additional working capital in the amount of $50,000. The financial highlights of the purchase transaction are as follows:

HELLO-BAR, LLC

Balance Sheet Financial Highlights

December 29, 2020

Cash		$56,968
Accounts receivable, net		$-
Contracts in process, net	(a)	$583,805
Subscribers marketing software	(b)	$450,000
App platform software	(c)	$1,250,000
Website	(d)	$35,000
Restrictive covenants	(e)	$20,000
Domain, brand, trademark and other	(f)	$311,422
Total		$2,707,195

(a)

The Company purchased a revenue stream of subscription contracts of subscriber end users of the software. Historically, the monthly contracts automatically renew for a period of from seven to twelve months. As a result the Company present valued the estimated revenues from such contracts at a market discount rate. Due to the non interest bearing note payable to Seller, the Company netted the imputed interest of $42,805, against the Contracts in process of $626,610. The Company included the asset on the balance sheet of $581,115 net of $2,690 representing one day amortization.

(b)	The Company acquired and now owns the Subscribers marketing software platform
(c)	The Company acquired multiple interactive software platforms which the Seller developed and maintained over multiple years.
(d)	The Company independently determined the fair value of the Hello-Bar, LLC Website.
(e)	It is the understandings of the purchase transaction, that Seller would abide by certain restrictive covenants, including competition, solicitation, disparagement and other
(f)	Management provided the fair value of the domain, brand, trademarks and other.

17

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

CONVERT MORE, INC. (FORMERLY, ONBOARD FLOW LIMITED)

As of March, 26, 2021 the company purchased ninety percent (90%) of the common stock of Convert More, Inc. for a purchase price of $67,500. The financial highlights of the purchase transaction are as follows:

CONVERT MORE, INC.

Balance Sheet Financial Highlights

March, 26, 2021

Code base	(a)	$60,000
Domain, brand, trademark and other	(b)	$2,500
Customer database	(c)	$2,500
Content	(d)	$2,500
Total		$67,500

(a)

Convert More’s team has previously developed many products. The Seller spent 1 year building the product. To build what we bought it would have cost more than the purchase price, but we would ascribe $60,000 of the purchase to the code base.

(b)	Management kept the brand/name/URL. Management believes that to be worth $2,500 at the time of acquisition.
(c)	Convert More had a small amount of content that enabled some organic traffic to the site. Management believes that to be worth $2,500 at the time of acquisition.
(d)	Convert More was earning about $200-$250 per month in revenue at the time of acquisition. Retention was strong; therefore 12 months would be another $2,500.

DEALIFY, INC.

As of November 5, 2021 the company purchased ninety four percent (94%) of the common stock of Dealify, Inc. for a purchase price of $467,280; comprised of a $300,000 cash payment, a $150,000 non-interest bearing promissory note and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The financial highlights of the purchase transaction are as follows:

DEALIFY, INC.

Balance Sheet Financial Highlights

November 5, 2021

Website	(a)	$100,000
Restrictive covenants	(b)	$70,000
Domain, brand, trademark and other	(c)	$6,500
Customer database	(d)	$70,000
Email Marketing	(e)	$140,000
Operational cash	(f)	$3,000
Organic web traffic	(g)	$60,500
Total		$450,000

18

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

a.

The interactive website and e-commerce app at www.dealify.com would cost significant time and money to recreate. Based on the Buyer’s extensive experience in designing and building of websites and interactive web-based apps, it estimates the value of the website to be $100,000.

b.

The Seller has developed significant knowledge of its industry and many best practices in making www.dealify.com successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website or interactive app that would compete with the Company. The Buyer estimates these restrictive covenants to be worth $70,000.

c.	The Buyer has consulted with third-party web domain valuation websites and estimates the domains www.dealify.com and www.dealify.io to be worth $6,500.
d.

The Company has built a database of customers who have purchased from the www.dealify.com website since its inception. These customers have a history of purchasing on the site. The Company believes this database to be worth $70,000.

e.

The Company has accumulated a large email list of companies and individuals interested in receiving offers to buy software deals promoted by the Company. The Company currently has 17,380 email subscribers and, on average, each of those subscribers is worth $1.58 in gross revenue per month. The Buyer believes that this list will continue to produce consistent revenue for a minimum of 2 years. It has discounted the total revenue this would produce over this time period and believes this list to be valued at $140,000.

f.	Per this Agreement, the Seller is transferring $3,000 in operational cash at Close
g.

The Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Doing so requires a significant investment of time and money and is hard to replace. The Buyer believes the organic traffic that the Company has amassed is worth at least $60,500.

GROWTH COLLECTIVE

On November 16, 2021 the company purchased ninety percent (90%) of the common stock of Growth Collective, Inc. for an initial purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by growth collective. Then subsequently decreased by a total of $176,920 by the company transaction expense and indebtedness. Finally, the price is increased by capitalized legal and accounting fees of $8,361 and $1,250, respectively. These adjustments resulted in a final purchase price of $1,177,796. The financial highlights of the purchase transaction are as follows:

GROWTH COLLECTIVE, INC.

Balance Sheet Financial Highlights

November 16, 2021

Cash & net accounts receivable	(a)	$145,105
Indebtedness	(b)	$(176,920)
Operational cash	(c)	$100,000
Marketing Website	(d)	$40,000
Platform application	(e)	$135,000
Expert community	(f)	$250,000
Customer database	(g)	$450,000
Domain name	(h)	$4,500
Organic web traffic	(i)	$45,500
Restrictive covenants	(j)	$175,000
Total		$1,168,185

19

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

a.	Per this Agreement, the Seller is transferring $100,000 in operational cash at Close,
b.

Buyer has extensive experience designing and building marketing websites. Based on its experience, it estimates that the marketing website at www.growthcollective.com would cost approximately $40,000 to design and build.

c.

Buyer also has extensive experience designing, building and maintaining web based software applications. The app at www.growthcollective.com would take significant time and cost to create. It uses a series of different third party software applications that have been wired together using a series of different APIs to create a user-friendly experience. This customization and wiring together of multiple different software platforms would cost an estimated $135,000.

d.

The Company has accumulated a community of world-class marketing experts that it matches companies to within its business model. These experts are very difficult to attract and are highly sought after, creating a strong market resource required for the growth of the business. This community of marketing resource have skills across key marketing disciplines including email marketing, Search Engine Optimization, Social Media Advertising, Google Advertising and many other high growth marketing areas. The company has researched, attracted and vetted all experts in its marketplace. The number of experts in its marketplace is currently over 500; it would take multiple years and extensive expense to develop a similar expert community. This is community is key to the continued success of the business and is estimated by the buyer to be worth $250,000.

e.

The Company has built a database of customers current and past that provides a high probability of future revenue. These customers have a history of consistently purchasing and it is estimated that current customers have a very high probability of continuing to produce revenue for the company for at least eight months. Based on this high probability, Buyer believes that current customers will continue to generate at least $65,000 in revenue for eight months. Therefore, Buyer believes this customer database to be worth at least $450,000.

f.	The Buyer has consulted with third-party web domain valuation websites and estimates the domain www.growthcollective.com to be worth $4,500.
g.

Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Creating sustainable and ongoing organic web traffic requires the creation of intellectual property in the form of articles and blog posts as well as getting inbound links from other websites. The Company has created many articles that have resulted in a steady flow of monthly visitors, some of whom become leads and customers each month. Doing so requires a significant investment of time and money and is hard to replace. The Company’s current organic web traffic drives a significant and consistent number of new business leads on a monthly basis. Given the large revenue that can be generated from each customer, these leads are valuable. The Buyer believes the organic traffic that the Company has amassed is worth at least $45,500.

h.

The Seller has developed significant knowledge of its industry and many best practices in making the Company successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website, marketplace or interactive app that would compete with the Company. The Territory for this non-compete includes most of the largest software and business markets in the world, including North America, South America, Europe and the United Kingdom. The Buyer estimates these restrictive covenants to be worth $175,000.

LEGION WORK GmbH

On September 22, 2022 the Company purchased a hundred percent (100%) of the common stock of Legion Work GmbH. The share capital of Legion Works GmbH amounts to EUR 25,000.00. Below is the financial highlights of the purchase transaction are as follows:

LEGION WORKS GmbH

Balance Sheet Financial Highlights

September 22, 2022

Cash	$26,815
Total	$26,815

a.	There are no intangible assets as of June 30, 2024.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

NOTE 5 – CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

The following schedule sets forth the cloud based and app platform software and intangible assets of the Company as of June 30, 2024:

LEGION WORKS, INC

Cloud Based and App Platform Software and Intangible Assets

June 30, 2024

Description		June 30, 2024
Customer contracts	(a)	$626,610
Restrictive covenants	(a)	90,000
Subscribers marketing software	(b)	450,000
Application platform software	(b)	1,250,000
Website	(b)	135,000
Domain, brand, trademark and other	(b)	317,922
Customer database	(b)	70,000
Email marketing	(b)	140,000
Organic web traffic	(b)	60,500
Market analytics	(b)	47,087
Freelance marketplace web app	(b)	373,291
Goodwill	(c)	17,280
Total Intangibles		3,577,691
Less: Accumulated Amortization		(2,421,563)
Net Book Value		$1,156,128

a.	Three-year useful life
b.	Five-year useful life
c.	Fifteen-year useful life

Acquired finite-lived intangible assets are amortized on a straight-line bases over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed the remaining unamortized balance is amortized over the revised estimated useful life. The Company decided to provide full-year amortization for the intangible assets in the year of purchase irrespective of the date on which acquisition was done.

NOTE 6 – DEVELOPMENT OF MARKET ANALYTICS

During 2023, the Company identified potential new market opportunities to more fully exploit the economic opportunities within the roster of existing products in which the Company has leadership skills and experience. As of June 30, 2024 the company invested $47,087 in market analysis of (a) an online community for growth leaders to learn, network and share ideas and best practices and (b) a mobile-centric product that enables sport fans to support their favorite athletes in an N.I.L. (Name Image Likeness) compliant manner. The later opportunity takes advantage of the new NCAA Rules around N.I.L. allowing amateur athletes to retain their amateur status while also earning money from their name, image and likeness. If the results of the studies are favorable, the Company will form new entities to operate the businesses of each.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

NOTE 7 – PROMISSORY NOTES

HELLO BAR, LLC – PROMISSORY NOTE PAYABLE

On December 31, 2020, in connection with the purchase of 100% of the outstanding membership units of its subsidiary company Hello-Bar LLC, the Seller took back a non-interest-bearing Promissory Note in the amount of $1,800,000. On March 31, 2021, the Company paid the Seller one million dollars ($1,000,000). The Company paid the Seller for the remaining balance during 2022 and there is no outstanding balance as of June 30, 2024.

DEALIFY, INC. - PROMISSORY NOTE PAYABLE

On November 5, 2021, in connection with the purchase of 94% of the outstanding common shares of its subsidiary company Dealify, Inc. the Seller took back a non-interest bearing Promissory Note in the amount of $150,000. On December 31, 2021, the Company paid the Seller $50,000. The Company paid the Seller for the remaining balance during 2022 and there is no outstanding balance as of June 30, 2024.

NOTE 8 – INCOME TAXES

For income tax purposes the Company will deduct research and development and other intangible asset costs when incurred. For financial purposes such costs have been capitalized. Deferred income taxes arise as a result of these timing differences.

NOTE 9 - RELATED PARTY TRANSACTIONS

RELATED PARTY CAPITAL CONTRIBUTION

As of June 30, 2024 and 2023, officers of the Company have contributed $935 to purchase 9,350,000 shares of super Voting Common Stock.

RELATED PARTY PAYABLES

In relation to the acquisition of Hello-Bar, the Company owed Michael Kamo (the “Previous Owner”) $800,000. The outstanding balances were $0 as of June 30, 2024, and December 31, 2023, respectively. Under the terms of the Purchase Agreement, the Company purchased Hello-Bar from the Previous Owner who, prior to this transaction, held 100% of Hello-Bar’s membership interests. The Previous Owner also currently serves as Director and Chief Officer of Operations of the Company. Furthermore, Ryan Bettencourt, the Company’s CEO, formerly served as the CEO of Hello-Bar. The parties to the Purchase Agreement obtained a third-party valuation of Hello-Bar prior to agreeing to a purchase price, which included seeking offers through a broker from interested parties to establish a fair market value for Hello-Bar. The parties agreed to a purchase price that is discounted from the third party valuation and is payable over two years with no stated interest rate.

NOTE 10 – SHARHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock. As of June 30, 2024, the company has authorized the issuance of 20,000,000 shares of Super Voting Common Stock and 80,000,000 shares of its Voting Common Stock, see discussion below for additional information.

SUPER VOTING COMMON STOCK

Super Voting Common Stock has a par value of $0.0001, 9,350,000 issued and outstanding as of June 30, 2024, and December 31, 2023. Each shareholder shall have four votes (4) for each share held by such shareholder.

COMMON STOCK UNITS

Voting Common Stock has a par value of $0.0001, 4,705,935and 4,701,440 shares issued and outstanding as of June 30, 2024, and December 31, 2023. Each shareholder shall have one vote (1) for each share held by such shareholders.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

The Company sold Common Stock Units in an offering under Regulation A, in which it qualified 11,400,000 Common Stock Units (“Units”), consisting of one share of Voting Common Stock and one-half warrant to purchase one half share of Voting Common Stock (a total of 5,700,000 warrants) (the “Regulation A Offering”). The shares of Voting Common Stock and the warrants that are components of the Units were immediately separable and issued separately but were purchased together. The warrants are exercisable within 18 months from the date of issuance, when they expire. The price for each Unit sold after January 2, 2022 was $3.60 and the exercise price for each warrant was $4.65 per share of the Company’s Voting Common Stock, subject to adjustment (“2022 Warrant”). Between May 18, 2021, and January 2, 2022, the price for each Unit was $3.00 and the exercise price for each warrant was $3.90 per share of the Company’s Voting Common Stock (“2021 Warrant”). Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each warrant was $3.25 per share of the Company’s Voting Common Stock.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

WARRANTS

Pursuant to the offering described under Note 10 Shareholder Equity, the Company issued warrants to purchase one-half of Voting Common Stock at a purchase price of $4.65 and $3.90 per share of common stock for 2022 Warrant and 2021 Warrant, respectively.

LEGAL MATTERS

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2024, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 21, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements except for the one identified in Note 14 below.

NOTE 13 – GOING CONCERN

These consolidated financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception to June 30, 2024, the Company has losses aggregating $5,480,837. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 14 - TERMINATION OF OPERATIONS OF CONVERT MORE, INC.

During 2024, management of the Company decided to terminate operations of its subsidiary company Convert More, Inc. As of June 30, 2024, all of the assets of Convert More, Inc. have been fully amortized and the liabilities have been fully paid.

NOTE 15 - SALE OF SELECTED ASSETS OF SUBSIDIARY COMPANY

In connection with a Purchase Agreement signed and dated June 18, 2024, The Company and its subsidiary, Growth Collective Solutions, Inc. sold to an independent company (Purchaser), certain business assets, subject to the Purchaser assuming certain liabilities net of assets applicable to the subsidiary’s business. The Purchaser is a global remote company that provides a freelancing platform, connecting businesses with software engineers, designers, finance experts, product managers, and project managers The subsidiary assets sold, connects clients directly to independent marketing talent (“Talent”). The Talent contracts directly with the client within and outside of a Platform.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2023

The assets sold by the subsidiary include domain names, the website, client contracts, specific accounts payable and accounts receivable, the database of freelance marketers, and intangible assets necessary to operate the Website. Assets excluded from the sale, among other assets, include a web application (Platform) software, launched in October 2023, all contracts and accounts not assigned and not required to operate the website, employees, the company’s proprietary web application, including Source Code, the account with Amazon Web Services, cash and non-specified accounts payable and accounts receivable.

The purchase price for the assets set forth above is $2,250,000 plus the liabilities assumed net of assets transferred in the amount of $9,745. The purchase price is payable as follows: $900,000 at closing and $1,350,000 payable without interest on the unpaid amounts, over a twenty-four month period of $337,500 every six months. The payment of $1,350,000 (Holdback Amount) may be reduced by Purchaser based on claims and remedies under the Purchase Agreement for violations of the representations and warranties set forth in the Purchase Agreement.

In addition to the Purchase Agreement, the Company entered into a Transition Services Agreement, dated June 18, 2024 to provide the Purchaser with transition services including pipeline active leads, register of past clients and leads, possible assistance maintaining client organic lead acquisitions performance, communications with current clients, and communications with current freelancers during the first 90 days after signing. The Company also will provide technical assistance for migration, access to specific external service accounts, redirection of signup forms and marketing announcements. Some of these transition services are to be reimbursed at an hourly rate. Specifically, work completed by a specified employee and a specified contractor will be reimbursed at a specified hourly rate up to a maximum of $25,000 during the 90-day transition and an additional maximum of $15,000 after the transition period provided without compensation to the Company (other than out of pocket cost reimbursements) .The Company’s management estimates that the non-reimbursable costs to provide the transition services can range from $40,000 to $60.000.

The proceeds on the sale of the selected assets of the subsidiary is $1,580,796, based upon the discounted present value of the contractual installment sale price of $2,250,000, assuming interest at the rate of 8.50% per annum is $1,832,500. The net undepreciated costs of the assets that were sold on June 18, 2024, are $961,158 plus the contingent additional cost of up to $60,000 is $1,021,158.

For income tax purposes, the Company will elect to report the income on the installment sale method of accounting for the gain on sale of assets. Timing differences will arise applicable to deferred income taxes.

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Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Amendment No. 1 to Bylaws (3)
3.1	Form of Warrant (4)
4.1	Subscription Agreement (4)
6.1	Stock Award Agreement (2)
6.2	Hello Bar, LLC Purchase Agreement (3)
6.3	Asset Purchase Agreement and Transition Services Agreement dated as of June 18, 2024(5)+
6.4	Amendment No. 1 to Asset Purchase Agreement(5)+
6.5	Employment Agreement of Caleb Green (4)

____________

+ Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

(1)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(2)	Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169 and incorporated herein by reference).

(3)	Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed January 7, 2021, and incorporated herein by reference).

(4)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed July 5, 2022, and incorporated herein by reference).

(5)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed October 11, 2024, and incorporated herein by reference).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 29, 2024.

Legion Works, Inc.

Date: October 29, 2024	By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Date: October 29, 2024	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

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